SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31388; File No. 812-14403]

Royal Bank of Canada, et al.; Notice of Application and Temporary Order

December 19, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order ("Temporary Order") exempting them from section 9(a) of the Act, with respect to an injunction entered against Royal Bank of Canada ("RBC") on December 18, 2014 by the United States District Court for the Southern District of New York ("Court"), in connection with a consent order between RBC and the United States Commodity Futures Trading Commission ("CFTC"), until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: RBC, RBC Europe Limited ("RBC EL"), RBC Capital Markets Arbitrage, S.A. ("CMA"), RBC Global Asset Management (U.S.) Inc. ("GAM US"), BlueBay Asset Management LLP ("BlueBay LLP"), BlueBay Asset Management USA LLC ("BlueBay USA"), and RBC Global Asset Management (UK) Limited ("GAM UK") (each an "Applicant" and collectively, the "Applicants").

Filing Date: The application was filed on December 19, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

January 12, 2015, and should be accompanied by proof of service on Applicants, in the

form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the

Act, hearing requests should state the nature of the writer's interest, any facts bearing upon

the desirability of a hearing on the matter, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: RBC: 200 Bay Street, Toronto, Ontario,

Canada M5J 2J5, GAM US, 50 South 6th Street, Minneapolis, MN 55402, BlueBay LLP,

77 Grosvenor Street, London W1K 3JR United Kingdom, BBAM USA, 4 Stamford Plaza,

107 Elm Street, Suite 512, Stamford, CT 06902, GAM UK and RBC EL, Riverbank

House, 2 Swan Lane, London EC4R 3BF United Kingdom, and CMA, 16 Rue Notre

Dame, Luxembourg, 2240, Luxembourg.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817,

or Melissa R. Harke, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

     1.   RBC is a Canadian-chartered bank and a Canada-based global financial

services firm. RBC is the ultimate parent of the other Applicants. RBC EL is a United

Kingdom-based subsidiary of RBC that is registered in the United Kingdom to engage in capital market activities. CMA is a Luxembourg-based subsidiary of RBC that engages primarily in interdealer market making and proprietary trading. GAM US is a corporation formed under the laws of Minnesota. BlueBay LLP is a limited liability partnership incorporated in England and Wales. BlueBay USA is a limited liability company formed under the laws of Delaware. GAM UK is a corporation formed under the laws of the United Kingdom. GAM US, BlueBay LLP, BlueBay USA and GAM UK are each a wholly-owned subsidiary of RBC and are each an investment adviser registered under the Investment Advisers Act of 1940. GAM US, BlueBay LLP, BlueBay USA and GAM UK each serve as investment adviser or investment sub-adviser to investment companies registered under the Act, or series of such companies (each a "Fund") and are collectively referred to as the "Fund Servicing Applicants."

2.   While no existing company of which RBC is an affiliated person within the meaning of section 2(a)(3) of the Act ("Affiliated Person"), other than the Fund Servicing Applicants, currently serves or acts as an investment adviser or depositor of any Fund, employees' securities company or investment company that has elected to be treated as a business development company under the Act, or principal underwriter (as defined in section 2(a)(29) of the Act) for any open-end management investment company registered under the Act ("Open-End Fund"), unit investment trust registered under the Act ("UIT"), or face-amount certificate company registered under the Act ("FACC") (such activities, "Fund Services Activities"),[1] Applicants request that any relief granted also apply to any existing company of which RBC is an Affiliated Person, other than RBC EL and CMA,

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[1]   RBC, RBC EL, and CMA are parties to the application, but do not and will not engage in Fund Services Activities.

and to any other company of which RBC may become an Affiliated Person in the future

(together with the Fund Servicing Applicants, the "Covered Persons") with respect to any

activity contemplated by section 9(a) of the Act.

3. On April 22, 2012, the CFTC filed a complaint, and on October 17, 2012,

an amended complaint which superseded the original complaint (the "Complaint") in the

Court captioned *Commodity Futures Trading Commission v. Royal Bank of Canada* (the

"Action"). The Complaint alleged that RBC entered into certain stock futures contract

transactions in "block trades," which are privately negotiated transactions pursuant to

exchange rules, and that RBC entered into these block trades through its branches and

internal trading accounts, and it traded opposite RBC EL and CMA. The Complaint also

alleged a violation of Section 4c(a) of the Commodity Exchange Act ("CEA"), whereby

RBC entered into the block trades with an express or implied understanding that the

positions resulting from the trades would later be offset or delivered opposite each other,

which achieved an economic and futures market nullity for the RBC corporate group

because the RBC corporate group as a whole was not exposed to risk in the futures market.

Furthermore, the Complaint alleged that, in violation of CFTC Regulation 1.38(a), the

express or implied understandings for later trades were not reported to the OneChicago,

LLC ("OneChicago") futures exchange "without delay," as required by OneChicago's

rules.

4. RBC and the CFTC have reached an agreement to settle the Action. As part

of the agreement, the CFTC submitted a consent order ("Consent Order") to the Court.

RBC has consented to the entry of the Consent Order by the Court, without admitting or

denying the findings set forth therein (other than those relating to the jurisdiction of the

Court and the jurisdiction of the CFTC over the Conduct[2]). On December 18, 2014 the

Court entered the Consent Order which enjoins RBC from violating section 4c(a) of the

CEA and CFTC Regulation 1.38(a) (the "Injunction") and required RBC to pay a civil

monetary penalty of $35,000,000.[3]

Applicants' Legal Analysis:

       1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

enjoined from engaging in or continuing any conduct or practice in connection with the

purchase or sale of a security, or in connection with activities as an underwriter, broker or

dealer, from acting, amCFTC v. Royal Bank of Canada, 12-CV-2497, (S.D.N.Y. Dec. 18,

2014).ong other things, as an investment adviser or depositor of any registered investment

company or a principal underwriter for any Open-End Fund, UIT or FACC. Section

9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any

affiliated person of which has been disqualified under the provisions of section 9(a)(2).

Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person

directly or indirectly controlling, controlled by, or under common control with, the other

person. Applicants state that, taken together, sections 9(a)(2) and 9(a)(3) would have the

effect of precluding the Fund Servicing Applicants and Covered Persons from engaging in

Fund Services Activities upon the entry of the Injunction against RBC because RBC is an

Affiliated Person of each Fund Servicing Applicant and Covered Person.

       2.   Section 9(c) of the Act provides that, upon application, the Commission

shall by order grant an exemption from the disqualification provisions of section 9(a) of

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[2]   The alleged conduct giving rise to the Injunction (defined below) is referred to herein as the "Conduct."

[3]   See Consent Order, CFTC v. Royal Bank of Canada, 12-cv-2497, Dkt. No. 124 (S.D.N.Y. Dec. 18, 2014).

the Act, either unconditionally or on an appropriate temporary or other conditional basis, to

any person if that person establishes that: (a) the prohibitions of section 9(a), as applied to

the person, are unduly or disproportionately severe or (b) the conduct of the person has

been such as not to make it against the public interest or the protection of investors to grant

the exemption. Applicants have filed an application pursuant to section 9(c) seeking a

Temporary Order and a Permanent Order exempting the Fund Servicing Applicants and

other Covered Persons from the disqualification provisions of section 9(a) of the Act. The

Fund Servicing Applicants and other Covered Persons may, if the relief is granted, in the

future act in any of the capacities contemplated by section 9(a) of the Act subject to the

applicable terms and conditions of the Orders.

3.   Applicants believe they meet the standards for exemption specified in

section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would

be unduly and disproportionately severe and that the conduct of Applicants has not been

such as to make it against the public interest or the protection of investors to grant the

exemption from section 9(a).

4.   Applicants state the Conduct did not involve any of the Applicants engaging

in Fund Services Activities. Applicants also state that the Conduct did not involve any

Fund or the assets of any Fund. In addition, Applicants state that the Conduct involved

proprietary trading in accounts owned by RBC, RBC EL and CMA and was not conducted

on behalf of any Fund or using assets of any Fund.

5.   Applicants state that: (a) none of the current directors, officers or

employees of the Fund Servicing Applicants (or any other persons serving in such capacity

during the time period covered by the Complaint) participated in the Conduct and (b) the

personnel at RBC, RBC EL, or CMA who participated in the Conduct or who may subsequently be identified by RBC, RBC EL, CMA, or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct have had no, and will not have any involvement in providing Fund Services Activities and will not serve as an officer, director, or employee of any Covered Person. Applicants assert that because the personnel of the Fund Servicing Applicants did not participate in the Conduct, the shareholders of Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or sub-adviser.

6.   Applicants submit that section 9(a) should not operate to bar them from serving the Funds and their shareholders in the absence of improper practices relating to their Fund Services Activities. Applicants state that the section 9(a) disqualification could result in substantial costs to the Funds to which the Fund Servicing Applicants provide investment advisory services, and such Funds' operations would be disrupted, as they sought to engage new advisers or sub-advisers. Applicants assert that these effects would be unduly severe given the Fund Servicing Applicants' lack of involvement in the Conduct. Moreover, Applicants state that RBC has taken remedial actions to address the Conduct, as outlined in the application. Thus, Applicants believe that granting the exemption from section 9(a), as requested, would be consistent with the public interest and the protection of investors.

7.   Applicants state that the inability of the Fund Servicing Applicants to continue to provide investment advisory services to Funds would result in those Funds and their shareholders facing unduly and disproportionately severe hardships. Applicants state that they will distribute to the boards of directors of the Funds (the "Boards") written materials describing the circumstances that led to the Injunction and any impact on the Funds, and the application. The written materials will include an offer to discuss the

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materials at an in-person meeting with each Board for which the Fund Servicing Applicants provide Fund Services Activities, including the directors who are not "interested persons" of such Funds as defined in section 2(a)(19) of the Act, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. Applicants state they will provide the Boards with the information concerning the Injunction and the application that is necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Consent Order as entered by the Court.

8.   Applicants state that if the Fund Servicing Applicants were barred under section 9(a) of the Act from providing investment advisory services to the Funds, and were unable to obtain the requested exemption, the effect on their businesses and employees would be unduly and disproportionately severe because they have committed substantial capital and other resources to establishing an expertise in advising Funds. Applicants further state that prohibiting the Fund Servicing Applicants from engaging in Fund Services Activities would not only adversely affect their businesses, but would also adversely affect their employees who are involved in those activities. Applicants state that many of these employees working for the Fund Servicing Applicants could experience significant difficulties in finding alternative fund-related employment.

9.   Applicants state that certain affiliates of the Applicants have previously received an order under section 9(c) of the Act, as the result of conduct that triggered section 9(a), as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1. Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2. Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with any terms and conditions of the Orders within 60 days of the date of the Permanent Order.

3. RBC will comply with the terms and conditions of the Consent Order.

4. Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of the Orders or Consent Order within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Fund Servicing Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the representations and conditions in the application, from December 18, 2014, until the Commission takes final action on their application for a permanent order.

By the Commission.

Kevin M. O'Neill
Deputy Secretary